June 5, 2006

Mr. Donald F. Delaney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	W&T Offshore, Inc.
Form 10-K for the Year Ended December 31, 2005
File No. 001-32414

Dear Mr. Delaney:

This letter is in response to your comments received in a letter dated May 30, 2006 regarding the filing listed above. For your convenience, we have repeated in bold face type the comments and requests for additional information exactly as set forth in your letter.

Note 12 – Hurricanes Katrina and Rita, page 58

1.	Considering the extent of your estimated costs to repair facilities damaged by hurricanes during 2005, it is unclear why you have not recorded an impairment charge for the damages sustained. Additionally, since you had not yet filed claims with your insurance provider, it is unclear how you determined that accruing a receivable for anticipated insurance recoveries in excess of your deductible was appropriate. Tell us how you determined that a loss would not need to be recognized to comply with the guidance in paragraph 8 of SFAS 5; and why you believe you had met the probability threshold for recognition of the insurance recovery under paragraph 17 of SFAS 5, paragraph 3 of FIN 30, and Issue 4 of AICPA Technical Practice Aid 5400.05.

Response:

In preparing the 2005 financial statements of W&T Offshore, Inc. (the “Company”, “we” or “our”), we reviewed the authoritative guidance referenced by you, in addition to EITF 01-10, Accounting for the Impact of the Terrorist Attacks of September 11, 2001, (regarding liabilities), as this guidance pertained to whether a loss should be recorded according to paragraph 8 of SFAS 5 and whether the probability criteria for recording an insurance receivable was met.

We use the full cost method of accounting for oil and gas properties and as of December 31, 2005, the book basis of our full cost pool was less than our cost center ceiling by approximately $1 billion. As disclosed in our 2005 Form 10-K, we estimated that the total cost to repair damages to our facilities caused by Hurricanes Katrina and Rita would range from $60 million to $75 million. Since these damage estimates did not exceed our cost center ceiling test “cushion”

as noted above, we concluded that no impairment to our full cost pool was necessary. In addition, we determined that the recording of a non-impairment loss related to our hurricane damages was not necessary. We further concluded that we had no specific obligation to repair damaged wells or reconnect damaged platforms. We could have elected to abandon the damaged sites rather than place them in the same operational condition that existed before the storms. As we contracted with third-parties to make damage assessments and perform clean-up activities, the costs incurred for these services have been recorded. We believe that our accounting treatment regarding recognition of impairment and non-impairment losses, as discussed above, is consistent with paragraph 8 of SFAS 5 and also consistent with the guidance in Issues 2 and 3 of the AICPA Technical Practice Aid 5400.05 and of paragraph 12 in EITF 01-10, to which AICPA Technical Practice Aid 5400.05 refers.

Further, as disclosed in our 2005 Form 10-K, we incurred approximately $11.6 million of costs to assess and remediate damage caused by the hurricanes. The costs incurred in excess of our deductible, or $6.6 million, were recorded in receivables, which represent actual costs incurred and do not consider any gain contingencies. We do not carry business interruption insurance.

During 2005, we filed notices of losses with our insurance carrier related to damages caused by Hurricanes Katrina and Rita. Prior to year-end 2005 and up to the date of issuing our financial statements in March 2006, we had meetings with our insurance agent, representatives for the underwriters, the insurance adjuster assigned to process our claims and legal counsel. Furthermore, we examined our insurance policies and concluded that the costs being incurred were insurable expenditures. The adjuster acknowledged that our claims were valid under our insurance policies. As a result of the above analysis, no negative indicators regarding probability of collection were evident. Based on these facts, we thought it probable that our insurance claims would be paid in full; therefore, expenditures related to hurricane damage in excess of our deductibles were recorded as receivables. We believe that our treatment regarding the recording of insurance receivables is consistent with the guidance in paragraph 3 of FIN 30, paragraph 17 of SFAS 5 and Issue 4 of AICPA Technical Practice Aid 5400.05.

On May 30, 2006, the underwriters’ adjuster formally submitted a request for an interim payment of $10,128,039.28, less applicable deductibles. The adjuster is in the process of compiling a subsequent request for an interim payment and we expect this request to be formally submitted to the underwriters in the next 30 days. Therefore, we continue to receive evidence validating our assessment that the collection of our insurance receivables is probable.

Note 18 – Oil and Gas Properties and Equipment, page 60

2.	We note that you identify capitalized asset retirement obligations as a separate line item in your table of net capitalized costs for each year, which is somewhat contrary to the guidance in paragraph 11 of SFAS 143, requiring adjustment to the asset to which an asset retirement liability relates. Accordingly, we believe that you should reclassify asset retirement costs to the related asset line items to which the corresponding asset retirement obligation relates. The amount of asset retirement costs included may be described in a footnote to the schedule, if so desired. You

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may refer to our February 2004 industry letter for guidance on related topics, accessible on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm

Response:

We understand your comment. There is in fact, divergence in practice relative to this matter with companies in the oil and gas segment of the energy industry, believing that separate disclosure of costs related to asset retirement obligations (“ARO”) is not precluded by the guidance in SFAS 69 or SFAS 143. We propose, and respectfully request your concurrence, that we comply with your request by reclassifying prospectively in future filings the ARO to the appropriate line item to which the ARO relates in the table of net capitalized costs and the table of costs incurred.

3.	Expand your disclosures of oil and gas activities to include all of the information required under Rule 4-10(c)(7)(ii) of Regulation S-X, for companies accounting for oil and gas activities using the full cost method.

Response:

Pursuant to Rule 4-10(c)(3)(ii) of Regulation S-X, we have elected not to exclude any costs associated with unevaluated properties and major development projects from capitalized costs subject to amortization. In the notes to our consolidated financial statements (Note 1, Significant Accounting Policies, Oil and Gas Properties and Equipment) included in our 2005 Form 10-K, we disclosed that we had not excluded any expenditures related to our oil and gas properties from amortization for the years ended in 2005, 2004 and 2003. Therefore, we believe we have complied with the disclosure requirements of Regulation S-X Rule 4-10(c)(7)(ii).

Note 21 – Subsequent Events, pages 63

4.	Given the significance of your expected $1.3 billion acquisition of Kerr-McGee’s conventional shelf properties in the Gulf of Mexico, as well as the probability of completing the transaction in the second or third quarter of 2006 that you express, tell us why you did not include the financial statements for this business to be acquired in the Form S-3 that you filed on April 3, 2006, as would ordinarily be required under Rule 3-05 of Regulation S-X. Also advise as to whether you intended to include the delaying legend in that filing, as this appears to be inconsistent with Rule 473(d) of Regulation C.

Response:

We plan to file the financial statements for these oil and gas properties under Rule 3-05 of Regulation S-X on Form 8-K as soon as they are available, and certainly prior to issuing any securities under our Registration Statement on Form S-3 filed on April 3, 2006. The financial statements included in the Form 8-K will be incorporated by reference into the Registration

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Statement on Form S-3. We have corresponded separately with Ms. Leslie A. Overton, Associate Chief Accountant, Division of Corporation Finance of the SEC, on issues related to the preparation of such audited financial statements. We are waiting for her response, which we hope to receive soon. Assuming Ms. Overton does not object to our proposed approach, we anticipate such audited financial statements will be available within the next two weeks. We have attached our correspondence for your convenience.

With respect to your comment relating to the delaying legend, it was an error. We did not intend to include the delaying legend.

5.	We note that your board of directors approved general and extraordinary cash bonuses pertaining to 2005, under your incentive compensation plan. Tell us how you concluded that certain portions of such bonuses, presumably relating to your 2005 activities, were not expensed in the corresponding period.

Response:

As disclosed in our 2005 Form 10-K under Note 14, Long-Term Incentive Compensation Plan and in Exhibit 10.1 of our Current Report on Form 8-K, dated October 27, 2005, there is a maximum annual award under our incentive compensation plan limited to 5% of adjusted net income. The maximum annual award is approved by the Compensation Committee of our Board of Directors based on the Company’s financial results as evidenced in our 2005 audited financial statements, which became available in March 2006. To receive awards under our 2005 Annual Incentive Plan (the “2005 Plan”), each recipient (other than those executive officers, including the Company’s Chief Executive Officer, who, by written agreement, have elected not to participate) must be a full-time employee on the payment date, which in this case occurred on March 31, 2006. The general cash bonus was accrued over the period in which the employee was required to provide services (January 1, 2005 through the payment date, March 31, 2006). Accordingly, 12/15ths of the estimated general cash bonus was accrued during 2005 and the remainder was accrued during the first quarter of 2006.

The payment of the Extraordinary Performance Cash Bonus is subject to the Company achieving certain operating and financial criteria. Due to the hurricanes of 2005, it was evident that the Company was not going to achieve any of the performance criteria governing the Extraordinary Performance Cash Bonus; therefore, in 2005 no accrual was made for such bonus. In March 2006, our board of directors, using discretion allowed under our incentive compensation plan, determined that substantially all of the performance measures would have been met in 2005 if not for the effects of Hurricanes Katrina and Rita. In March 2006, our board of directors awarded the 2005 Extraordinary Performance Cash Bonus to eligible employees. We viewed this award of the extraordinary cash bonus as a discretionary item, which occurred subsequent to December 2005, and as such, the entire portion of the Extraordinary Performance Cash Bonus of $1.4 million was recorded in the first quarter of 2006.

W&T Offshore, Inc. hereby acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filing referenced above, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any

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action with respect to the filing referenced above and that W&T Offshore, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (713) 624-7213 to let me know if this letter is fully responsive to your comments. In my absence, please ask to speak to Reid Lea, Executive Vice President of W&T Offshore, Inc. at (713) 624-7296.

Sincerely,

W&T Offshore, Inc.

/s/ William W. Talafuse

Senior Vice President, interim Chief Financial Officer and

    Chief Accounting Officer

cc:	Mr. Mark L. Jones, Adams and Reese LLP
Mr. Thomas P. Mason, Vinson & Elkins LLP
Ms. Marcela E. Donadio, Ernst & Young LLP
Mr. Tracy W. Krohn
Mr. W. Reid Lea

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May 30, 2006

Ms. Leslie A. Overton

Associate Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-5546

Re:	W&T Offshore, Inc.
File No.: 001-32414

Dear Ms. Overton:

As a follow-up to our telephone conversation on May 25, 2006 and our prior letter dated January 30, 2006, W&T Offshore, Inc. (“W&T”) is seeking your concurrence with respect to our proposed financial statement presentation related to the oil and gas properties we expect to acquire from Kerr-McGee Corporation (“Kerr-McGee”) pursuant to a merger of a subsidiary of Kerr-McGee that holds such properties, with and into one of our subsidiaries. In response to our letter dated January 30, 2006, you advised us that the Staff would permit us to prepare a statement of revenue and direct operating expenses for these properties (the “Kerr-McGee Properties”) in lieu of full financial statements as otherwise required pursuant to Rule 3-05 of Regulation S-X.

As we discussed in our telephone conference on May 25, 2006, the Kerr-McGee Properties can be considered in two groups, one group consisting of oil and gas properties owned and operated by Kerr-McGee for all of calendar years 2003 through 2005 (referred to as Kerr McGee “Legacy Properties”) and the other group consisting of oil and gas properties that Kerr-McGee acquired from Westport Resources on June 25, 2004 (this latter group of oil and gas properties is referred to as the “Westport Properties”).

Based on preliminary allocations of value to the Kerr-McGee Properties that we anticipate utilizing for purposes of purchase price accounting (prior to any purchase price adjustments at closing), we believe that our investment in the Westport Properties would represent approximately 40% of our total assets as of December 31, 2005 which is approximately 18% of our total assets on a combined basis pro-forma the Kerr-McGee properties. Based on a preliminary analysis, we believe that the revenue less direct operating expenses of the Westport Properties would represent approximately 53% of our revenue less direct operating expenses for the year ended December 31, 2005, which is approximately 27% of our revenue less direct operating expenses on a combined basis pro-forma the Kerr-McGee properties.

W&T plans to prepare an audited statement of revenue and direct operating expense for the Kerr-McGee Properties for the three years ended December 31, 2005 and an un-audited statement of revenue and direct operating expenses for the Kerr-McGee Properties for the three months ended March 31, 2006 (assuming that the acquisition of the Kerr-McGee Properties occurs on or prior to June 30, 2006), in each case covering all of the Kerr-McGee Properties during the time such properties were owned by Kerr-McGee. With respect to the Westport Properties, W&T plans to include a note to the audited statement of revenue and direct operating expenses of the Kerr-McGee Properties for the three years ended December 31, 2005 that would include (i) an explanation of the acquisition of the Westport Properties by Kerr McGee during 2004 and historical information related to the Westport Properties for the portion of such three-year period that such properties were not owned by Kerr-McGee and (ii) pro forma financial information for the Kerr-McGee Properties that would reflect the pro forma effect of the acquisition of the Westport Properties on its revenue less direct operating expenses.

W&T plans to provide the disclosures specified by Statement of Financial Accounting Standards No. 69 that were listed in your response to our letter dated January 30, 2006 as those disclosures relate to the Kerr-McGee Properties during the time such properties were owned by Kerr-McGee. Furthermore, W&T plans to provide supplemental relevant information associated with the Westport Properties in addition to the SFAS 69 disclosures associated with the Kerr-McGee Properties. This information is expected to include production quantities, significant other changes in reserves, and the related standardized measure disclosures associated with such changes in reserves and quantities.

Based on (i) the levels of significance of the Westport Properties to W&T as described above, (ii) the inclusion of historical information for the Westport Properties during the period owned by Kerr McGee for approximately 18 months in the audited statement of revenue and direct operating expenses for the Kerr-McGee Properties, and (iii) the financial, reserve and production information related to the Westport Properties for the periods prior to the acquisition of the Westport Properties by Kerr-McGee that will be available to the public as part of the filing of the financial statements for the Kerr-McGee Properties with the Commission as described above, we respectfully request that the Staff concur with our view that Rule 3-05 of Regulation S-X will not require the preparation of a separate statement of revenue and direct operating expenses, or any other financial statements, relating solely to the Westport Properties.

If you have any questions or comments, or if you would like any additional information, please call the undersigned at 713-624-7201 (office) or 832-771-7787 (cell). Thank you for your assistance with this matter.

Very truly yours,

W&T Offshore, Inc.

/s/ Amy Brumfield,

Vice President & Controller

Cc:	Rex Holmes, Ernst & Young L.L.P.

Tom Mason, Vinson & Elkins L.L.P.